EXHIBIT 2.3

SECOND AMENDMENT TO

ASSET AND STOCK PURCHASE AGREEMENT

This Amendment To The ASSET AND STOCK PURCHASE AGREEMENT (this “Amendment”), dated February 24, 2021, is by and between Ferro Corporation, an Ohio corporation (the “Company”), and Pigments Spain, S.L., a limited liability company with registered office at Carretera Viver – Puerto Burriana Km 61,800, 12540 Vila-Real, (Castellón) Spain, with Tax ID number B86492915 (the “Buyer”), and amends that certain Asset and Stock Purchase Agreement, dated December 15, 2019, by and between the Company and the Buyer (as amended pursuant to the first amendment agreement dated December 15 2020 (the “First Amendment”) and, as may be amended from time to time, the “Agreement”).  The Company and the Buyer are each a “Party” and are collectively referred to as the “Parties.”  Capitalized terms used but not defined herein have the meanings given to them in the Agreement.

RECITALS

WHEREAS, Section 10.4 of the Agreement provides that the Agreement may only be amended, modified or supplemented upon the execution and delivery of a written agreement executed by the Parties; and

WHEREAS, the Parties desire to amend the Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained and contained in the Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE 1: AMENDMENTS

1.1 Amendment to Section 1.1.  Section 1.1 which provides the definitions of certain defined terms shall be amended to replace the following definitions of Cash, Closing Working Capital, Debt Obligations, Post-Closing Tax Period and Pre-Closing Tax Period in their entirety with the following revised definitions and include the new definitions of Closing Balance Sheet Date and Option Agreement and Vendor Loan Note:

“Cash” means, with respect to any Person, as of the applicable measurement time, without duplication, the sum of cash and cash equivalents (which are readily convertible into cash within 30 days) and unpresented checks received net of all issued but uncleared checks, deposits in transit and other draws and drafts (including overdrafts) paid or written prior to the applicable measurement time but specifically excluding any Replacement Amounts, any Trapped Cash and any External Cash. For the avoidance of doubt, the Minimum Cash Amount shall constitute “Cash” for purposes of Section 2.6(a) and Section 2.6(b) to the extent the Divested Companies actually hold such Cash at the applicable measurement time.

“Closing Balance Sheet Date” means February 28, 2021.

“Closing Working Capital” means the Working Capital as of close of business on the Closing Balance Sheet Date.

“Debt Obligations” means, with respect to any Person, as of the applicable measurement time, without duplication, (a) all indebtedness (i) for borrowed money of such Person, or (ii) evidenced by notes, bonds, debentures or other similar instruments, (b) all Liabilities of such Person for the deferred purchase price of assets, goods or services, including any earn-out, holdback or similar payment amount owing with respect to the acquisition of any business, property, assets or services or accounts of any Person, or similar contingent obligations (other than accounts payables incurred in the ordinary course of business) valued at the maximum amount payable with respect thereto on the date of determination (provided that if the Tonnor Earn-Out has been finally determined prior to Closing and remains unpaid (if payable), this shall be valued at the amount to be actually paid (to the extent the amount is not accounted for in Cash or Working Capital at close of business on the Closing Balance Sheet Date) or agreed to be paid by the Company or its Affiliate), (c) all Liabilities of such Person created or arising under any factoring, conditional sale or other title retention Contract or policy with respect to property acquired by such Person (even though the rights and remedies of any lender under such Contract or policy in the event of default are limited to repossession or sale of such property), (d) all Liabilities of such Person in respect of banker’s acceptances, letters of credit, or surety arrangements (in each case, solely to the extent drawn), (e) all Liabilities (net of the fair market value of any related assets) with respect to the unfunded portion (as determined pursuant to the Accounting Methods) of the Acquired Plans set forth on Schedule 5.9(h) as they relate to the Business, (f) all Liabilities of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all recourse and nonrecourse Liabilities and other similar Liabilities of such Person arising from any transactions related to the assignment of receivables for financing purposes, (h) all mark-to market value of the Liabilities with respect to any derivative, currency swap and hedging arrangements and similar financial instruments and Contracts, whether optional or committed, whether accrued or not, (i) all dividends or distributions of such Person which have been approved on or before the date of determination and are unpaid, (j) Indemnified Taxes which are unpaid as of close of business on the Closing Balance Sheet Date, but only to the extent such amount reflects (1) a determination within the meaning of Section 1313 of the Code (or any similar provisions of Law), and (2) any accrued but unpaid income Taxes of the Company with respect to the Business, the Divested Companies and the Sold Assets and any income Taxes that should have been so accrued under GAAP as of the date hereof, using the same GAAP methodologies used by the Company in its SEC filing for the financial year ending December 31, 2018, net of any corresponding Tax asset for the prepayment of income Tax, as applicable, (k) the Environmental Capital Expenditure Amount, (l) all indebtedness or other Liabilities or obligations of any other Person of the types referred to in the preceding clauses secured by any Encumbrance on any assets of such Person, (m) guarantees of Liabilities or obligations of any other Person of any of the types described in the preceding clauses by such Person, (n) Intercompany Obligations which are payables in a Divested Company which are not settled prior to close of business on the Closing Balance Sheet Date (including the intercompany loans described in clause (ii), (iii) and (iv) of the definition of Permitted Intercompany Obligations but excluding the intercompany loans described in clause (i) of that definition), (o) redundancy provisions, early retirement provisions and long-term employment related Liabilities (excluding Liabilities related to the “Jubilaciones Parciales”) with respect to the employees subject to the internal corporate restructuring by the Company previously disclosed to the Buyer, and (p) in each case with respect to clauses (a) to (o) above, together with all accrued interest and accrued fees thereon as of close of business on the Closing Balance Sheet Date and all premiums, prepayment penalties and breakage costs arising from the repayment, liquidation or termination of such Debt Obligations, whether or not such amount arises as of close of business on the Closing Balance Sheet Date or thereafter pursuant to the terms thereof.

“Post-Closing Tax Period” means a taxable period that begins after the Closing Balance Sheet Date and the portion of a Straddle Period that begins immediately after the Closing Balance Sheet Date.

“Pre-Closing Tax Period” means a taxable period that ends on or prior to the Closing Balance Sheet Date and the portion of a Straddle Period that ends on and includes the Closing Balance Sheet Date.

“Option Agreement” means the sale and purchase option agreement, dated as of February 24, 2021, between Ferro Spain S.L.U. (as the seller) and Ferro Coverlink S.L.U. (as the Buyer).

“Vendor Loan Note” means the note to be issued at Closing by Esmalglass, S.A.U. (an Affiliate of the Buyer) in favor of Ferro Coverlink S.L.U. (an Affiliate of the Company) in respect of the assignment of an intragroup debt of a principal amount of EUR 9,000,000 between Ferro Coverlink S.L.U. (as lender) and Ferro Spain S.L.U. (as borrower) (the “Intra Group Loan”) to settle a portion of the Closing Purchase Price as set forth in Section 2.5.

1.2Amendment to Schedule 1.1(a) Accounting Methods.  Schedule 1.1(a) which sets out the Accounting Methods shall be deleted in its entirety and replaced with the Schedule attached to this Amendment as Annex A

1.3Amendment to Section 2.5. Section 2.5, which sets forth the Purchase Price, is hereby modified to insert the following sentence as a new sentence after the fourth sentence therein:

Notwithstanding the foregoing, if the Option Agreement has not been terminated at or prior to the Closing, a portion of the Closing Purchase Price equal to an amount of U.S. dollars equivalent to the principal amount of the Intra Group Loan (being EUR 9,000,000) plus all accrued but unpaid interest thereon (calculated in accordance with the immediately preceding sentence), will be satisfied by, in lieu of payment by wire transfer of immediately available funds, the issuance by Esmalglass, S.A.U. (an Affiliate of the Buyer) of the Vendor Loan Note (which Vendor Loan Note will formalize the payment of such deferred Closing Purchase Price amounts).

1.4Amendment to Section 2.5. The last sentence of Section 2.5 is hereby deleted in its entirety and replaced with the following:

For purposes of the preparation of the Pre-Closing Statement, any monetary conversion from the currency of a foreign country to U.S. dollars or from U.S. dollars to the currency of a foreign country will be calculated using the applicable exchange rates (the “Pre-Closing FX Rates”) set forth in The Wall Street Journal, Eastern Edition as of the date that is two Business Days prior to the date on which the Company delivers the Pre- Closing Statement to the Buyer.  For the purposes of the preparation of the Post-Closing Statement, any monetary conversion from the currency of a foreign country to U.S. dollars or from U.S. dollars to the currency of a foreign country will be calculated using the applicable exchange rates used in the normal course of business under the Business’s financial reporting system (i.e., Bloomberg) (the “Closing FX Rates”), except that the Euro amounts outstanding under the intercompany loans set forth in clauses (ii), (iii) and (iv) of the definition of Permitted Intercompany Obligations (which are to be refinanced in connection with the Closing) shall be converted to U.S. dollars using the Pre-Closing FX Rate for Euro to U.S. Dollars rather than the Closing FX Rates.

1.5Amendment to Section 2.6(a). Section 2.6(a) is hereby deleted in its entirety and replaced with the following:

(a) Pre-Closing Statement.  Prior to the Closing Date, the Company will prepare and deliver to the Buyer a written statement (the “Pre-Closing Statement”), together with any relevant supporting materials, which will include a supporting trial balance (which, for the avoidance  of doubt, will not be prepared pursuant to the Accounting Methods)), setting forth the Company’s calculation of a good faith estimate of (A) the Closing Working Capital as derived therefrom (the “Estimated Working Capital”), (B) the combined amount of Cash of the Divested Companies and any other Cash which otherwise constitutes a Sold Asset anticipated to exist as of close of business on the Closing Balance Sheet Date (the “Estimated Cash”), (C) the combined amount of Debt Obligations of the Divested Companies and any other Debt Obligations which otherwise constitute Assumed Liabilities anticipated to exist as of close of business on the Closing Balance Sheet Date (the “Estimated Indebtedness”), (D) the combined amount of unpaid Transaction Expenses (the “Estimated Transaction Expenses”); (E) the Unspent Capital Expenditure Amount (the “Estimated Unspent Capital Expenditure Amount”), (F) the Cap Gemini Excess Amount, (G) the Esfel Amount, (H) the Separation Delay Amount, (I) the Earn-Out Amount, (J) the Debt Swap Amount and (K) the Closing Purchase Price calculated as the Initial Value: (i) adjusted to give effect to the Estimated Working Capital in accordance with this Section 2.6(a) plus (ii) the Estimated Cash, less (iii) the Estimated Indebtedness, less (iv) the Estimated Transaction Expenses, less (v) the Estimated Unspent Capital Expenditure Amount, less (vi) the Cap Gemini Excess Amount, less (vii) the Esfel Amount, less (viii) the Separation Delay Amount, less (ix) the Debt Swap Amount; provided, that following the delivery of such Pre-Closing Statement, the Company shall provide any additional supporting materials and information reasonably requested by the Buyer and, at the Buyer’s request, meet with the Buyer and its advisors to discuss the Pre-Closing Statement and shall consider in good faith the Buyer’s reasonable comments thereto for the purposes of determining the Closing Purchase Price to be actually paid to the Company on the Closing Date. The Pre-Closing Statement will be prepared in accordance with the Accounting Methods and presented in the form attached hereto as Exhibit G. If the Estimated Working Capital (as set forth in the Pre-Closing Statement) is less than the Target Working Capital, then the Initial Value will be adjusted downward by an amount equal to the amount of the deficiency between the Target Working Capital and the Estimated Working Capital. If the Estimated Working Capital (as set forth in the Pre-Closing Statement) is greater than the Target Working Capital, then the Initial Value will be adjusted upward by an amount equal to the amount of the excess between the Estimated Working Capital and the Target Working Capital. If the Estimated Working Capital is equal to the Target Working Capital, then no adjustment will be made to the Initial Value with respect to the Estimated Working Capital. In addition, the Initial Value will be adjusted upward by the amount of any Estimated Cash, adjusted downward by the amount of any Estimated Indebtedness, any Estimated Transaction Expenses, any Estimated Unspent Capital Expenditure Amount, the Cap Gemini Excess Amount, the Esfel Amount, the Separation Delay Amount and the Debt Swap Amount. The Parties acknowledge and agree that, subject to Section 2.6, the consideration for the sale and transfer of the Shares and the Sold Assets set out in the Local Purchase Agreements will be deemed to have been fully paid by the Buyer to the respective Sellers under the Local Purchase Agreements upon payment of the Closing Purchase Price in accordance with Section 2.5.

1.6Amendment to Section 2.6(b). Section 2.6(b) is hereby deleted in its entirety and replaced with the following:

(b) Post-Closing Statement. Within 120 days after the Closing Balance Sheet Date, the Buyer will cause to be prepared and delivered to the Company a statement (the “Post-Closing Statement”), together with any relevant supporting materials, which will include a supporting trial balance (which, for the avoidance of doubt, will not be prepared pursuant to the Accounting Methods)), setting forth the Buyer’s calculation of (A) the Closing Working Capital as derived therefrom (“Final Working Capital”), (B) the combined amount of Cash of the Divested Companies and any other Cash which otherwise constitutes Sold Assets as of close of business on the Closing Balance Sheet Date (the “Final Cash”), (C) the combined amount of Debt Obligations of the Divested Companies and any other Debt Obligations which otherwise constitute Assumed Liabilities actually existing as of close of business on the Closing Balance Sheet Date (the “Final Indebtedness”), (D) the combined amount of unpaid Transaction Expenses (the “Final Transaction Expenses”), (E) the

Unspent Capital Expenditure Amount (the “Final Unspent Capital Expenditure Amount”), (F) the Cap Gemini Excess Amount, (G) the Esfel Amount, (H) the Separation Delay Amount, (I) the Earn-Out Amount, (J) the Debt Swap Amount and (K) the Purchase Price calculated as the Initial Value as adjusted as provided below to give effect to the Final Working Capital, the Final Cash, the Final Indebtedness, the Final Transaction Expenses, the Final Unspent Capital Expenditure Amount, the Cap Gemini Excess Amount, the Esfel Amount, the Separation Delay Amount, the Earn-Out Amount and the Debt Swap Amount. The Post-Closing Statement will be prepared in accordance with the Accounting Methods and presented in the form attached hereto as Exhibit G. During such 120-day period, the Company will, at the request of the Buyer, on reasonable prior notice from the Buyer and during normal business hours, afford the Buyer reasonable access to the books, records and personnel with respect to the Business and otherwise retained by the Company or its Affiliates (to the extent relevant to the determination of the Final Working Capital, the Final Cash, the Final Indebtedness, the Final Transaction Expenses and the Final Unspent Capital Expenditures Amount) and otherwise reasonably cooperate with the Buyer in connection with its preparation of the Post-Closing Statement. The Company will assist, and will procure that its Affiliates assist, and cooperate with the Buyer in the preparation of the Post-Closing Statement. If the Final Working Capital (as set forth in the Post-Closing Statement) is less than the Target Working Capital, then the Initial Value will be adjusted downward by an amount equal to the amount of the deficiency between the Target Working Capital and the Final Working Capital. If the Final Working Capital (as set forth in the Post-Closing Statement) is greater than the Target Working Capital, then the Initial Value will be adjusted upward by an amount equal to the amount of the excess between the Final Working Capital and the Target Working Capital. If the Final Working Capital is equal to the Target Working Capital, then no adjustment will be made to the Initial Value with respect to the Final Working Capital. In addition, the Initial Value will be adjusted upward by the amount of any Final Cash and any Earn- Out Amount, and adjusted downward by the amount of any Final Indebtedness, any Final Transaction Expenses, any Final Unspent Capital Expenditure Amount, the Cap Gemini Excess Amount, the Esfel Amount, the Separation Delay Amount and the Debt Swap Amount; provided that:

a)

if, immediately prior to the close of business on the Closing Date, the aggregate amount of Cash in the Divested Companies (which is eligible to be treated as Cash for the purposes of this Agreement pursuant to Schedule 2.15) (the “Closing Date Cash”) is less than US$8,200,000, any Cash received by the Divested Companies in the period commencing after the close of business on the Closing Date and ending on close of business on the Closing Balance Sheet Date (the “Interim Period”) shall be taken into account in the determination of the Final Cash; or

b)

if the Closing Date Cash is greater than US$8,200,000, an amount equal to the Closing Date Cash less US$8,200,000 (the “Cash Surplus Amount”) shall be deducted from the aggregate amount of Cash in the Divested Companies as at close of business on the Closing Balance Sheet Date for the purposes of determining the Final Cash.

1.7Amendment to Schedule 2.8.  Schedule 2.8, which sets forth the allocation of the Total Consideration and was amended as part of the First Amendment, is hereby deleted in its entirety and replaced with the Schedule attached to this Amendment as Annex B.

1.8Amendment to Section 2.10(b)(i). Section 2.10(b)(i) is hereby deleted in its entirety and replaced with the following:

(i)the Closing Purchase Price by (x) wire transfer of immediately available funds in U.S. dollars (or the currency of a foreign country if payment in U.S. dollars is not permitted by Law in a foreign country where a Seller is located as set forth in the applicable Local Purchase Agreement) to an account designated by the Company, an amount equal to the Closing Purchase Price (as adjusted pursuant to Section 2.6(a) less the principal amount of the Vendor Loan Note; and (y) issue of the Vendor Loan Note;

1.9Amendment to Section 5.5(b). The references to the “Closing Date” in Section 5.5(b) shall hereby be replaced with references to the “Closing Balance Sheet Date”.

1.10Amendment to Section 5.9(l). Section 5.9(l) is hereby deleted in its entirety and replaced with the following:

Buyer Indemnity.  The Buyer agrees to indemnify and hold harmless the Seller Indemnified Persons from and against any Liability or Loss suffered, paid or incurred by the Seller Indemnified Persons in relation to the wages, salaries, remuneration, compensation or any other benefits arising out of the employment of any Business Employees (excluding, for the avoidance of doubt, any Non-Tile Employee) of the Divested Companies or any Transferred Employee on or after the Closing Date and payable to or accrued by them on or after the Closing Date except to the extent included in the calculation of the Final Working Capital or the Final Indebtedness, including annual leave, leave loading, long service leave, sick leave and, subject to Section 5.9(j), any entitlement to severance or redundancy payments (other than any severance payment, end-of-service pay or gratuity, dismissal compensation, termination indemnity, seniority premium or other separation or termination payments or liabilities which become payable as a result of, or in connection with, the closing of the transactions contemplated by this Agreement or any Ancillary Agreement or anything done or omitted to be done by the Company or its Affiliates prior to Closing).

ARTICLE 2: CLOSING DATE AND INTERIM PERIOD

2.1The Closing Date.  Section 2.9 of the Agreement provides that Closing will occur on the fifteenth Business Day following satisfaction or waiver (to the extent legally permitted) of all of the conditions set forth in ARTICLE VI and ARTICLE VII (other than those conditions which are to be satisfied at the Closing), or at such other place and time as the Parties agree in writing.  The Parties hereby agree that the Closing Date shall be February 25, 2021 and, except as provided herein, the Parties will treat the Closing as if it occurred as of the close of business on the Closing Date, provided that, notwithstanding anything to the contrary in this Agreement:

a)

for the purposes of preparing the Pre-Closing Statement and the Post-Closing Statement, the relevant measurement time shall be close of business on the Closing Balance Sheet Date rather than the Closing Date;

b)

the Permitted Intercompany Obligations set out in sub-limbs (ii), (iii) and (iv) of that definition by the Buyer (or its Affiliate) that are repaid on the Closing Date shall be deemed to be outstanding Debt Obligations of the relevant Divested Companies as at close of business on the Closing Balance Sheet Date solely for the purposes of preparing the Post-Closing Statement; and

c)

to the extent any Cash is received by any Divested Company from the Buyer or any of its Affiliates after the close of business on the Closing Date (“External Cash”): (i) such External Cash shall be disregarded for the purposes of preparing the Post-Closing Statement and excluded from the determination of Final Cash; and (ii) if External Cash is used to settle any payables or Debt Obligations of the Divested Companies in the Interim Period, such payables or Debt Obligations shall be deemed to remain outstanding as at close of business on the Closing Balance Sheet Date for the purposes of preparing the Post-Closing Statement.

2.2Interim Period.  In the Interim Period, the Buyer shall not intentionally take any action, or intentionally fail to take any action, in bad faith to artificially change the Final Working Capital, Final Cash or Final Indebtedness for the purpose of reducing the Purchase Price. For the avoidance of doubt, nothing in this Section 2.2 shall restrict or prohibit the Buyer or any of its Affiliates from taking any action reasonably necessary to facilitate Closing including any full or partial shut-down of operations or production in certain jurisdictions in which the Business operates in order to facilitate any cut-over processes on or around Closing.

2.3Egyptian Dividend.  Prior to the date of this Second Amendment, Ferro Egypt for Frits and Glazes S.A.E. (“Ferro Egypt”) declared a dividend of EGP 30,825,000 to be distributed to the shareholders of Ferro Egypt (the “Egypt Dividend Distribution”) and the associated employee profit sharing of EGP 3,425,000 to be distributed to the employees of Ferro Egypt (the “Egypt Profit Distribution” and together with the Egypt Dividend Distribution, the “Distributions”) and Ferro Egypt holds cash in amount equal to the Distributions for purposes of the Distributions.  If the Egypt Dividend Distribution and/or the Egypt Profit Distribution is not completed prior to the close of business on the Closing Date, then the amount of cash held by Ferro Egypt for payment of the Egypt Dividend Distribution and/or the Egypt Profit Distribution, as applicable, shall be disregarded for purposes of calculating Minimum Cash Amount and shall not be considered Trapped Cash, shall also be disregarded for purposes of calculating Final Cash, and shall not constitute a Debt Obligation under clause (i) of the definition of Debt Obligations for purposes of determining Final Indebtedness.

2.4VAT/GST.  VAT/GST.  A portion of the VAT and/or GST payable in connection with the asset sales in Mexico, India and Turkey is included in the Split Fees calculation to increase the aggregate amount to be included as Transaction Expenses pursuant to limb (h) of that definition to $2,000,000 (such incremental amount being the “VAT/GST Amount”). The Buyer shall reimburse the Company for the VAT/GST Amount solely from the VAT and/or GST cash refunds received by the Buyer’s subsidiary in Mexico (the “Mexico Buyer”) commencing with the cash refund attributable to the VAT/GST tax return filing by the Mexico Buyer for the month ended March 31, 2021 (the “Commencement”). Buyer will pay, or cause to be paid, the full VAT/GST cash refund amount received each month by the Mexico Buyer after the Commencement within 10 Business Days after the Mexico Buyer’s receipt of such VAT/GST cash refund until the Company’s portion of the VAT/GST Amount is reimbursed in full.

2.5Transfer Taxes.  Notwithstanding anything in this Second Amendment to the contrary, Transfer Taxes shall not constitute Taxes of a Pre-Closing Tax Period and shall be treated as Split Fees pursuant to Section 5.4(e) of the ASPA.

2.6Goods in Transit.  At the close of business on the Closing Date, there will be goods in transit from Divested Companies on route to the Asset Sellers (the “Goods”).  In order to facilitate the Closing, including the proper importation of the Goods, the Goods will be considered excluded from the assets to be acquired under the Asset Seller’s applicable Local Purchase Agreement, and the corresponding account receivable owed by the Asset Seller to the applicable Divested Company will not be settled prior to Closing. The Goods shall be considered Inventory (107009 - Finished Goods Inventory In Transit Intercompany) of the applicable Divested Company (and for avoidance of doubt no receivable owed by the Asset Seller shall be recognized in the Divested Company) only for purposes of the Post-Closing Statement. The Goods shall be recognized as Inventory (107009 - Finished Goods Inventory In Transit Intercompany) to the extent of the amount paid in cash by the Asset Seller within 60 days after Closing to settle the corresponding account receivable owed by the Asset Seller to the Divested Company (for the avoidance of doubt, any foreign exchange transaction loss that arises on settlement of account receivable in foreign currency shall reduce the amount recognized as Inventory (107009 - Finished Goods Inventory In Transit Intercompany) and any foreign exchange transaction gain shall not be taken into account).  After the Closing, the Asset Seller will complete the importing of the Goods and will promptly sell the Goods to the applicable buyer at cost for cash and the Asset Seller will promptly and, in any event within 5 days of receipt of payment, pay in cash the corresponding account receivable of the Divested Company.

2.7Schedule 9.2(d).  Schedule 9.2(d) of the ASPA is hereby amended by inserting new item 3 to Schedule 9.2(d) as attached to this Amendment as Annex C hereto.   For the avoidance of any doubt, no Seller Indemnified Person will be entitled to be compensated more than once for the same Loss under the Transition Support Agreement dated February 25, 2021 between Soluciones Ceramicas Eimex, S.A. de C.V. and Ferro Mexican, S.A. de C.V. and/or under this Agreement.

ARTICLE 3: MISCELLANEOUS

3.1Effect of Amendment.  Except as and to the extent expressly modified by this Amendment, the Agreement, as so amended by this Amendment, will remain in full force and effect in all respects.  Each reference to “herein,” “hereof,” “hereby,” “hereto,” “hereunder,” “hereinafter,” and “this Agreement” in the Agreement will from and after the effective date hereof refer to the Agreement as amended by this Amendment.  Notwithstanding anything to the contrary in this Amendment, the date of the Agreement, as amended hereby, will in all instances remain as December 15, 2019, and any references in the Agreement to “the date first above written,” “the date of the Agreement,” “the date hereof” and similar references will continue to refer to December 15, 2019.

3.2Miscellaneous Provisions.  Article X of the Agreement is incorporated herein mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

FERRO CORPORATION

By:/s/ Benjamin Schlater

Name:  Benjamin Schlater

Title:  Group Vice President and
  Chief Financial Officer

PIGMENTS SPAIN, S.L.

By:/s/ Mark E. Keough

Name:  Mr. Mark Eagan Keough

Title:    Individual representative of the Sole Director